FORM 5

U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

   	Check box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1 (b)
   	Form 3 Holdings Reported
(x)	Form 4 Transaction Reported


1.  Name and Address of Reporting Person*
         Highbridge Capital Corporation
         The Anchorage Center, 2nd Floor, Harbor Drive
         Grand Cayman, Cayman Islands, British West Indies

         Highbridge Capital Management, Inc.
         767 Fifth Avenue, 23rd Floor, New York, NY 10153

2.  Issuer Name and Ticker of Trading Symbol:
         Bogen Communications International, Inc.  (BGN)

3.  IRS or Social Security Number of Reporting Person (Voluntary)
         Highbridge Capital Corporation - Not applicable
         Highbridge Capital Management - 13-3993048

4.  Statement for (Month/Year):  7/1998

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)
    (   )  Director
     (X)  10% Owner
    (   )  Officer (give title below)
    (   )  Other (specify below)
	_______________________

7.  Individual or Joint/Group Filing    (Check applicable line)
    (   )  Form filed by One Reporting Person
     (X)  Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security
   	Bogen Communications International, Inc. - (common stock)

2. Transaction Date (Month/Day/Year)
  	7/01/98

3. Transaction Code
   	C

4. Securities Acquired (A) or Disposed of (D)
   	Amount:     725,473 shares
   	(A) or (D):        A
   	Price:             $5.40

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year 725,473 Shares

6. Ownership Form:  Direct (D) or Indirect (I)
  	Highbridge Capital Corporation - D
  	Highbridge Capital Management, LLC - I

7. Nature of Indirect Beneficial Ownership
  	Highbridge Capital Management, LLC  - Receives a performance-related fee

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security
	Bogen Communications International, Inc. - (convertible preferred stock)

2. Conversion or Exercise Price of Derivative Security
	$5.40

3. Transaction Date (Month/Day/ Year)
	7/98

4. Transaction Code
 C

5. Number of Derivative Securities Acquired (A) or Disposed of (D)
 (D) 0


6. Date Exercisable and Expiration Date (Month/Day/ Year)
	Date Exercisable:     --
	Expiration Date:      --

7.  Title and Amount of Underlying Securities
	Title:                                Common Stock
	Amount or Number of Shares:           725,473 shares

8. Price of Derivative Security
  	N/A

9. Number of Derivative Securities Beneficially Owned at End of Year
   - 0 -

10. Ownership of Derivative Security Direct (D) or Indirect (I)

11. Nature of Indirect Beneficial Ownership


Explanation of Responses:





February 8, 1999
______________________
Date

Howard Feitelberg
________________________
Signature

**Howard Feitelberg, Controller, on behalf of Highbridge Capital Corporation
______________________________________
Name/Title



February 8, 1999
______________________
Date

Ronald S. Resnick
________________________
Signature

**Ronald S. Resnick, Managing Director, on behalf of Highbridge Capital Management, LLC
______________________________________
Name/Title


	**	Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).